STEVENS & LEE
LAWYERS & CONSULTANTS

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2184
Email: dws@stevenslee.com
Direct Fax: (610) 988-0815

June 2, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Royal Bancshares of Pennsylvania, Inc. Registration Statement on Form S-1 Filed on September 4, 2013 File No. 333-190973

Dear Mr. Clampitt:

On behalf of Royal Bancshares of Pennsylvania, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated April 15, 2014, related to the above-referenced Registration Statement (the “Registration Statement”).  In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this response letter.  We are sending by Federal Express a marked copy of Amendment No. 4 to you for your review and convenience.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.  Page references in the Company’s responses are to Amendment No. 4.

Philadelphia     •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster     •     Scranton
Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE
LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 2, 2014

General

1.	We note that the Form 10-K for the year ended December 31, 2013 has been filed, however, the Part III information was not included. The Form S-I requires such information. Please revise to include.

Response:  The Company filed a Form 10-K/A on April 28, 2014, amending its Annual Report on Form 10-K for the year ended December 31, 2014. The Form 10-K/A included the information required by Part III.

2.	Please revise the Summary to disclose that if the Company is not a winning bidder in the auction for the preferred stock, the Company will file a post-effective amendment and remove the selling shareholder shares being offered.

Response:  The Company has added a sentence in the Summary in the last Paragraph on page 11 of the prospectus stating that if the Company is not a winning bidder in the auction, the Company will file a post- effective amendment and remove the selling shareholder shares being offered.

STEVENS & LEE
LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 2, 2014

3.
The staff will allow effectiveness of the registration statement prior to the auction, but only after the date of the auction is set and such date is within a few business days of the requested effectiveness date.

Response:  The U.S. Treasury has set the auction to begin on June 9, 2014 and end on June 12, 2014, and we have filled in that date and all other missing dates in the prospectus. A request for acceleration from the Company is being filed contemporaneously with Amendment No. 4.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2184 or my colleague Wesley R. Kelso at (610) 478-2242.

Sincerely,

STEVENS & LEE

/s/ David W. Swartz
David W. Swartz

WRK:mm
cc:	Mr. F. Kevin Tylus Mr. Robert Kuehl Mr. Michael Thompson Wesley R. Kelso, Esq. Mr. Ivan Cilik Mr. Jonathan Gottlieb